STEVENS & LEE

LAWYERS & CONSULTANTS

620 Freedom Business Center

Suite 200

P.O. Box 62330

King of Prussia, PA 19406

(610) 205-6000 Fax (610) 337-4374

www.stevenslee.com

Direct Dial: (610) 205-6028

Email: jpw@stevenslee.com

Direct Fax: (610) 371-7974

April 20, 2006

Zafar Hasan

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eastern Insurance Holdings, Inc.
Registration Statement on Form S-1
File No. 333-128913

Dear Mr. Hasan:

On behalf of Eastern Insurance Holdings, Inc. (“Eastern Holdings”), this letter responds to your letter, dated April 12, 2006, regarding Amendment No. 3 to the Registration Statement on Form S-1 of Eastern Holdings (the “Registration Statement”). Each of your comments is set forth below, followed by the related response. The page references in our responses are to the revised prospectus included in Amendment No. 4 to the Registration Statement (“Amendment No. 4”) and to the marked copy (the “Blackline”) reflecting changes made to Amendment No. 3. Amendment No. 4 is being filed today by electronic submission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Educators

Critical Accounting Policies and Estimates

Unpaid Claims and Claim Adjustment Expenses, page 63

1. The total unpaid claims and claim adjustment expense per the reserve roll-forward as of December 31, 2004 does not agree to the amount per your Consolidated Balance Sheet. Please revise your filing to reconcile these two amounts.

We have revised the unpaid claims, claim adjustment expenses and claims payable amounts as of December 31, 2004 to agree to the consolidated balance sheet. See revised table on page 51.

2. It appears that the amounts in your unpaid claims, claim adjustment expense and claims payable table are in thousands. Please revise your disclosure to clarify the units of the amounts. In addition, please make this revision to your disclosure throughout the filing when appropriate.

We have revised the disclosure on page 51 to clarify that the unpaid claims, claim adjustment expenses and claims payable presented in the table are in thousands. In addition, we have made this revision throughout the document where necessary.

3. The impact of the long-term disability IBNR reserve due to an increase in the selected loss ratio per the table on page 66 is based on 10 basis points, 25 basis points and 50 basis points, but the lead-in to the table states the table will show 100 basis points, 200 basis points and 300 basis points change. Please revise your filing to correct for this inconsistency.

The table on page 52 shows the impact to the long-term disability IBNR reserve of an increase or decrease in the selected loss ratio of 100, 200, and 300 basis points. Therefore, the captions in the table are incorrect and the lead-in to the table is correct. We have revised the table accordingly.

4. We note your expanded disclosure in response to comment two in our letter issued January 27, 2006, which includes a sensitivity analysis for each key assumption. For each analysis, disclose whether or not these changes in assumptions are reasonably likely. If the changes are not reasonably likely, please provide revised analyses that disclose the reasonably likely changes and the effect that these changes would have on your reported results and financial position.

We believe that the changes in assumptions provided in our sensitivity analysis are reasonably likely and have revised our disclosure to state this. See revised disclosure on pages 52-55.

5. Throughout the unpaid claims, claim adjustment expenses and claims payable critical accounting estimate disclosure you refer to a 10% additional reserve for adverse loss development. Please revise the table on page 64 to separately show the amount of adverse loss development included in the aggregate loss reserves or the specific line of business the adverse loss development relates to for each year presented.

We have revised the unpaid claims, claim adjustment expenses and claims payable table on page 51 to separately identify the reserve for adverse development where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of EHC Critical Accounting Policies and Estimates

Loss Reserve Estimation, page 90

6. We note your expanded disclosure in response to comment number six in our letter issued January 27, 2006. Please expand your disclosure to address the following:

•	Please expand the table on page 91 to include the reserves as of December 31, 2004.

We have added a table on page 72 that includes the reserves as of December 31, 2004.

•	Please explain your reserving process for mature accident years once you compare the results from the actuarial methods to your recorded reserves for instances when the recorded results are not consistent with the actuarial results.

We have provided the necessary explanation on page 71.

•	For the stratifications listed on page 92 and 93 please clarify what ‘developed together’ and ‘developed independently’ mean and how that affects the loss reserving process.

We have clarified what the terms mean and how they affect the loss reserving process on page 73.

•	On page 94 you state that you examine the different actuarial methodologies using different data points for developing losses. Please expand your disclosure to clarify what the data points represent. To this point if the data points represent changes in the underlying assumptions (e.g. tail factor or industry loss development factor) please clarify the link between the ranges disclosed and the sensitivity analysis disclosed related to the underlying assumptions.

We have expanded the disclosure to clarify what the data points represent on page 74.

•	Please disclose whether or not the changes in the tail factor and industry loss development factor assumptions you disclose in the sensitivity analyses are reasonably likely. If these changes are not reasonably likely, please disclose revised analyses that disclose the reasonably likely changes and the effect that these changes would have on your reported results and financial position.

We have made the necessary disclosure as to whether or not the changes in the tail factor and industry loss development factor assumptions are reasonably likely on page 76.

Contractual Commitments, page 114

7. We note that the total loss reserve balance per the table of contractual obligations and commercial commitments does not agree to the reserve amount per the Balance Sheet. Please disclose the reconciling item(s) as a footnote to the table.

We have disclosed the reconciling items as a footnote to the table on page 90.

Business of Educators

Unpaid Claims, Claim Adjustment Expenses and Claims Payable

Loss Development, page 135

8. We note that the Gross liability—end of year balance for claims payable per the Guide 6 loss development 10 year table does not agree to the claims payable balance per the Consolidated Balance Sheet. Please disclose a reconciliation between these two amounts.

We have revised the 10-year loss development table on page 105 to include a reconciliation of the gross liability – end of year balance to the unpaid claims, claim adjustment expenses and claims payable per the consolidated balance sheet.

The professional group long-term disability reserves have been excluded from the table due to the fact that the cumulative paid claim data was not readily available prior to calendar year 2000. As discussed on page 102 in “Other Reinsurance Arrangements and Considerations”, the professional group block of business was ceded to The Hartford Life and Accident Insurance Company in 1999.

The term life premium waiver reserves have been excluded from the table, consistent with their exclusion from the reserve roll-forward disclosed on page 103 and in Note 5 of the consolidated financial statements (page F-13), since these reserves represent a policy reserve, rather than a claim reserve.

The other reserves represent individual accident and health business that was sold by Educators prior to calendar year 1995. The reserves that continue to be reported through calendar year 2005 represent a block of individual disability policies for which Educators remains the fronting company for the insurance company that purchased the individual health business, since the purchaser is not licensed in the states in which the policies were originally sold. Educators retains no risk on these existing policies and all premium and claim activity is provided to Educators by the insurance company that purchased the individual disability business.

Educators Mutual Life Insurance Company and Subsidiaries

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6. Reinsurance, page F-18

9. We have read your response to comment number 10 in our letter dated January 27, 2006. Please include in the disclosure the purpose (i.e. to provide Educators with a credit guaranty as a result of A.M. Best rating downgrade) and the economic benefit that was derived from entering into this reinsurance arrangement. Please consider whether this disclosure should also be included in MD&A.

We have revised Note 6 to the consolidated financial statements to disclose the purpose of the London Life arrangement. See revision on page F-15. There is no quantifiable economic benefit as a result of entering into this arrangement. Educators’ management believes the arrangement has generally been effective in preserving Educators’ in-force business. However, the arrangement has not been generally effective in providing Educators with the ability to compete for new business sales.

We believe the current disclosure on page 109 of the document is adequate and that further disclosure in Educators’ MD&A is not necessary.

If you have any questions or if you require additional documentation, please contact me at (610) 205-6028 or my partner Wesley R. Kelso at (717) 399-6632. Given the small amount of comments, we hope to go effective Monday, April 24, 2006.

Sincerely,

/s/ Jeffrey P. Waldron

Jeffrey P. Waldron